US$3,000,000,000	Filed pursuant to rule 433
5.300% Senior Notes due 2012	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa1/AA/AA+ (Moody’s / S&P / Fitch)
Trade Date:	October 10, 2007
Settlement Date:	October 17, 2007 (T+5 days)
Maturity:	October 17, 2012
Par Amount:	U.S.$3,000,000,000.
Ranking:	Senior
Semi-Annual Coupon:	5.300% per annum.
Re-offer Spread to Benchmark:	T5 + 98 basis points
Re-offer Yield:	5.343% per annum
Public Offering Price:	99.813%
Net Proceeds to Citigroup:	Approximately $2,984,640,000 (before expenses).
Interest Payment Dates:	The 17th day of April and October in each year, with following business day convention. The first interest payment date is April 17, 2008.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Banc of America Securities LLC Bear, Stearns & Co. Inc. Goldman, Sachs & Co. Lehman Brothers Inc.
Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. Toussaint Capital Partners, LLC UBS Securities LLC
Junior Co-Manager:	Utendahl Capital Partners, L.P.
CUSIP:	172967 EL1
ISIN:	US172967EL17
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.